SHIFTPIXY, INC.
1 Venture, Suite 150

Irvine, CA 92618

August 19, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. Daniel Morris

Re:	ShiftPixy, Inc.

Registration Statement on Form S-1

File No. 333-240136

Request for Acceleration

Dear Mr. Morris:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, ShiftPixy, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-240136), so that it may become effective at 5:00 p.m. (Washington, D.C. time) on August 20, 2020, or as soon thereafter as practicable.

Please call Ivan Blumenthal, of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (212) 692-6784 with any comments or questions regarding this matter.

Very truly yours, ShiftPixy, Inc.
By:	/s/ Scott Absher
	Name:	Scott Absher
	Title:	Chief Executive Officer

cc:	ShiftPixy, Inc.

Scott Absher

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Ivan K. Blumenthal, Esq.